Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation	Ownership

Advanced Fabricating Technology LLC.	Delaware	100%

A.M. Castle & Co. (Canada) Inc.	Ontario	100%

A.M. Castle & Co. (Singapore) Pte. Ltd.	Singapore	100%

A.M. Castle Metal Materials (Shanghai) Co., Ltd.	Peoples Republic of China	100%

A.M. Castle Metals UK Limited	United Kingdom	100%

Castle Metals de Mexico S.A. de C.V.	Mexico	100%

Castle Metals France	France	100%

Castle Metals UK Limited	United Kingdom	100%

Depot Metal LLC*	Delaware	50%

Keystone Tube Company, LLC	Delaware	100%

Total Plastics, Inc.	Michigan	100%

*	Owns 100% of Kreher Steel Company, LLC

E-2